                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ____________________

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              ____________________
                           UNITED ROAD SERVICES, INC.
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   911384105
                                 (CUSIP Number)

                               Jill A.G. Zellmer
                                   CFE, Inc.
                              201 High Ridge Road
                          Stamford, Connecticut 06927
                                 (203) 316-7500
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 July 20, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that
           ------------
section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      This document consists of [  ] pages

                                 SCHEDULE 13D
CUSIP No. 911384105
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      CFE, INC., a Delaware corporation
      I.R.S. #06-1471032
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Delaware, USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF            490,458.60

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING             490,458.60

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      490,458.60

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      Approximately 19%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14.
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 911384105
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      GENERAL ELECTRIC CAPITAL CORPORATION, a New York corporation I.R.S.#13-1500700
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4.
      NOT APPLICABLE
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      New York, USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF            DISCLAIMED (SEE 11 BELOW)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING             DISCLAIMED (SEE 11 BELOW)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      BENEFICIAL OWNERSHIP OF ALL SHARES IS DISCLAIMED BY GENERAL
      ELECTRIC CAPITAL CORPORATION

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      NOT APPLICABLE (SEE 11 ABOVE)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14.
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 911384105
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      GENERAL ELECTRIC CAPITAL SERVICES, INC. a Delaware corporation I.R.S.#06-11095031
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4.
      NOT APPLICABLE
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Delaware, USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF            DISCLAIMED (SEE 11 BELOW)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING             DISCLAIMED (SEE 11 BELOW)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      BENEFICIAL OWNERSHIP OF ALL SHARES IS DISCLAIMED BY GENERAL
      ELECTRIC CAPITAL SERVICES, INC.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12.
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      NOT APPLICABLE (SEE 11 ABOVE)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14.
      CO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
CUSIP No. 911384105
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      GENERAL ELECTRIC COMPANY a New York corporation
      I.R.S.#14-0089340
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4.
      NOT APPLICABLE
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      New York, USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7.
     NUMBER OF            DISCLAIMED (SEE 11 BELOW)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8.

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9.
    REPORTING             DISCLAIMED (SEE 11 BELOW)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11.
      BENEFICIAL OWNERSHIP OF ALL SHARES IS DISCLAIMED BY GENERAL
      ELECTRIC COMPANY

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12.
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.
      NOT APPLICABLE (SEE 11 ABOVE)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14.
      CO
------------------------------------------------------------------------------

Item 1.      Security and Issuer.

This Statement on Schedule 13D (the "Statement") relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of United Road Services, Inc., a Delaware corporation (the "Company"). The shares of Common Stock are issuable upon exercise of shares of Preferred Stock, par value $0.001 per share ("Preferred Stock"), of the Company. The principal executive offices of the Company are located at 17 Computer Drive West, Albany, New York 12205.

Item 2.   Identity and Background.

     (a) This Statement is being filed by the following persons:

          (i)    CFE, Inc., a Delaware corporation ("CFE");

          (ii) General Electric Capital Corporation, a New York corporation ("GE Capital");

          (iii) General Electric Capital Services, Inc., a Delaware corporation ("GECS"); and

          (iv)   General Electric Company, a New York corporation ("GE").

     The filing of this Statement shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement except for the securities stated herein to be beneficially owned by such Reporting Person.

     (b) and (c) CFE is a wholly-owned subsidiary of GE Capital which is a wholly-owned subsidiary of GECS which, in turn, is a wholly-owned subsidiary of GE.

CFE is a Delaware corporation. CFE engages in financing services that include making equity investments in connection with lending transactions of GE Capital. CFE maintains its principal executive offices at 201 High Ridge Road, Stamford, Connecticut 06927.

GE Capital is a New York corporation. GE Capital, together with its subsidiaries, engages in financing services that include lending, equipment management services and annuities. GE Capital maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927.

GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. The business of GECS consists of the ownership of two principal subsidiaries which, together with their affiliates, constitutes GE's principal financial services businesses.

GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

For information with respect to the identity and background of each executive officer and director of the Reporting Persons, see Schedules I, II, III, and IV attached hereto.

The information required herein with respect to the respective executive officers and directors of the Reporting Persons is to the best knowledge of the Reporting Persons. If subsequent to the date of this filing additional information is received with respect to such individuals which would cause a material change in the information contained herein, an amendment to this Statement will be filed that will set forth such change in information.

(d) and (e). During the last five years none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the executive officers and directors of the Reporting Persons are U.S. citizens, except that (i) Paolo Fresco, a director of GE, is an Italian citizen, (ii) Claudio X. Gonzalez, a director of GE, is a citizen of Mexico and
(iii) Andrea Jung, a director of GE, is a citizen of Canada.

Item 3.  Source and Amount of Funds or Other Consideration.

On July 20, 2000, CFE entered into a Stock Purchase Agreement dated as of July 20, 2000 (the "Stock Purchase Agreement") with the Company pursuant to which CFE acquired 49,045.86 shares of Preferred Stock for a purchase price of $40.778 per share. Cash payment for the shares of Preferred Stock was made on July 21, 2000 out of the working capital of CFE. Each share of Preferred Stock acquired by CFE is convertible into shares of Common Stock as provided in the Certificate of Powers, Designations, Preferences and Rights of The Series A Participating Convertible Preferred Stock, Par Value, $0.001 per share, of the Company (the "Certificate of Powers, Designations, Preferences and Rights") which is part of the Company's Certificate of Incorporation filed with the Secretary of State of the State of Delaware. Each share of Preferred Stock is presently convertible into 10 shares of Common Stock, subject to adjustment as provided in the Certificate of Powers, Designations, Preferences and Rights.

Item 4.  Purpose of Transaction.

CFE purchased the 49,045.86 shares of Preferred Stock from the Company in connection with two Preferred Stock transactions described in proxy materials mailed by the Company to its Stockholders on or about June 13, 2000 (the "Company's Proxy Statement") in connection with a Special Meeting of Stockholders of the Company held on July 20, 2000 to consider and act on, among other items, the two Preferred Stock transactions. At the Special Meeting of Stockholders the two Preferred Stock transactions, including CFE's purchase of the 49,045.86 shares of Preferred Stock pursuant to the terms of the Stock Purchase Agreement, were approved by the Company's stockholders. The other Preferred Stock transaction described in the Company's Proxy Statement was the purchase by Blue Truck Acquisition, LLC, a Delaware limited liability company ("Blue Truck"), and an affiliate of KPS Special Situations Fund, L.P., a Delaware limited partnership ("KPS Special Situations Fund"), of 613,073.27 shares of Preferred Stock.

CFE holds the shares of Preferred Stock as an investment. CFE intends to review its investment in the Company on a regular basis and as a result thereof may, at any time or from time to time, convert all or a portion of the Preferred Stock into Common Stock or dispose of all or a portion of the Preferred Stock owned by it, or the Common Stock issuable upon conversion of such Preferred Stock. Any such acquisition or disposition would be made in compliance with all applicable laws and regulations. CFE has no current intention of disposing of any of the securities.

Except as set forth or incorporated by reference in this Statement, none of the Reporting Persons has any current plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Company.

(a) As a result of its ownership of the Preferred Stock, CFE is the beneficial owner of 490,458.60 shares of Common Stock representing approximately 19% of the outstanding shares of Common Stock. Such 490,458.60 shares of Common Stock are issuable upon conversion of all of the 49,045.86 shares of Preferred Stock owned by CFE. GECS, GE Capital, and GE disclaim beneficial ownership in any shares of Preferred Stock or Common Stock.

Except as disclosed in this Item 5(a) or elsewhere in this Statement, none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers and directors, beneficially own any securities of the Company or has a right to acquire any securities of the Company.

(b) CFE has the sole power to vote or direct the voting and to dispose or direct the disposition of the shares of Preferred Stock held by CFE and the shares of Common Stock issuable upon conversion thereof.

Except as described in this Item 5(b) or elsewhere in this Statement, none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers or directors presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which they may be deemed to beneficially own.

(c) Except as disclosed elsewhere in this Statement, none of the Reporting Persons, nor, to the best of their knowledge, any of their executive officers or directors, has effected any transaction in securities of the Company during the past 60 days.

(d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held by CFE except for CFE.

(e)  Not applicable.

Neither the filing of the Statement or any amendment thereto, nor anything contained therein or herein is intended as, or should be construed as, an admission that any Reporting Person is the "beneficial owner" of any shares of Preferred Stock or Common Stock which any other Reporting Person is deemed to beneficially own.

Item 6. Contracts, Arrangements, Understandings With Respect to Securities of the Company.

     Pursuant to the terms of the Certificate of Powers, Designations, Preferences and Rights, CFE has the right, exercisable at any time, to convert each share of Preferred Stock into 10 shares of Common Stock, subject to adjustment in certain circumstances as set forth in the Certificate of Powers, Designations, Preferences and Rights.

     CFE has entered into a Registration Rights Agreement, dated July 20, 2000 (the "Registration Rights Agreement"), with the Company and Blue Truck. The Registration Rights Agreement provides CFE with the right to request on one occasion that the Company file a registration statement under and in accordance with the provisions of the Securities Act of 1933, as amended, covering shares of Common Stock issued to CFE upon conversion of its Preferred Stock. In addition, if under certain circumstances, the Company files a registration statement covering shares of Common Stock (including shares of Common Stock issued to Blue Truck upon conversion of shares of Preferred Stock acquired by Blue Truck in the second Preferred Stock transaction described in the Company's Proxy Statement), CFE will be entitled to notice of such registration and, subject to the terms of the Registration Rights Agreement, may include in the offering shares of Common Stock issued to CFE upon conversion of its Preferred Stock.

     Pursuant to the terms of a letter, dated July 20, 2000 (the "Letter Agreement"), between CFE and Blue Truck, Blue Truck has provided CFE with the right to elect to sell its Preferred Stock, or Common Stock issuable upon conversion of such Preferred Stock, if Blue Truck determines to sell its Preferred Stock, or Common Stock issuable upon conversion of its Preferred Stock, in the same transaction and on the same terms as Blue Truck. The Letter Agreement contains certain specific enumerated exceptions to the right of CFE to elect to "tag along" in dispositions made by Blue Truck.

     GE Capital is a limited partner in KPS Special Situations Fund. Blue Truck is an affiliate of KPS Special Situations Fund.

     Except as set forth or incorporated by reference in this Statement, none of the Reporting Persons nor, to the best of their knowledge, any of their executive officers or directors, has any contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to any securities of the Company.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

     The following are filed as Exhibits to this Schedule 13D:

     Exhibit 1: Stock Purchase Agreement dated as of July 20, 2000 between the Company and CFE

     Exhibit 2: Certificate of Powers, Designations, Preferences and Rights of the Series A Participating Convertible Preferred Stock, Par Value, $0.001 Per Share, of the Company

     Exhibit 3: Certificate of Correction of Certificate of Powers, Designations, Preferences and Rights of the Series A Participating Convertible Preferred Stock, Par Value, $0.001 Per Share, of the Company

     Exhibit 4: Registration Rights Agreement dated as of July 20, 2000 by and among the Company, CFE and Blue Truck

     Exhibit 5:     Letter dated July 20, 2000 by and between CFE and Blue Truck

     Exhibit 6: Joint Filing Agreement by and among GE, GECS, GE Capital and CFE dated the date hereof

     Exhibit 7:     Power of Attorney Executed by General Electric Company

     Exhibit 8: Power of Attorney Executed by General Electric Capital Services, Inc.

     Schedule I.    Directors and Executive Officers of CFE

     Schedule II.   Directors and Executive Officers of GE Capital

     Schedule III.  Directors and Executive Officers of GECS

     Schedule IV.   Directors and Executive Officers of GE

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2000                      CFE, INC.,
                                   a Delaware corporation

                                      /s/ Robert O. O'Reilly
                                   By:______________________________________
                                      Name:   Robert O. O'Reilly, Sr.
                                      Title:  Vice President


                                   GENERAL ELECTRIC CAPITAL CORPORATION,
                                   a New York corporation

                                      /s/ Robert O. O'Reilly
                                   By:______________________________________
                                      Name:   Robert O. O'Reilly, Sr.
                                      Title:  Attorney-in-fact


                                   GENERAL ELECTRIC CAPITAL SERVICES, INC., a Delaware corporation

                                      /s/ Robert O. O'Reilly
                                   By:_____________________________________
                                      Name:   Robert O. O'Reilly, Sr.
                                      Title:  Attorney-in-fact


                                   GENERAL ELECTRIC COMPANY,
                                   a New York corporation

                                      /s/ Robert O. O'Reilly
                                   By:_____________________________________
                                      Name:   Robert O. O'Reilly, Sr.
                                      Title:  Attorney-in-fact

                                 EXHIBIT INDEX
                                 -------------



Exhibit No.               Description
-----------               -----------

1              Stock Purchase Agreement dated as of July 20, 2000 between the
               Company and CFE

2 Certificate of Powers, Designations, Preferences and Rights of the Series A Participating Convertible Preferred Stock, Par Value, $0.001 Per Share, of the Company

3 Certificate of Correction of Certificate of Powers, Designations, Preferences and Rights of the Series A Participating Convertible Preferred Stock, Par Value, $0.001 Per Share, of the Company

4 Registration Rights Agreement dated as of July 20, 2000 by and among the Company, CFE and Blue Truck

5              Letter dated July 20, 2000 by and between CFE and Blue Truck

6 Joint Filing Agreement by and among GE, GECS, GE Capital and CFE dated the date hereof

7              Power of Attorney Executed by General Electric Company

8              Power of Attorney Executed by General Electric Capital Services,
               Inc.